Filed Pursuant to Rule 424(b)(3)
File Number 333-129140

PROSPECTUS SUPPLEMENT NO. 9
to Prospectus declared
effective on May 11, 2006
as supplemented on May 17, 2006, June 12, 2006, August 18, 2006, September 18, 2006, September 29, 2006,
October 23, 2006, November 21, 2006 and December 14, 2006
(Registration No. 333-129140)

CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.

        This Prospectus Supplement No. 9 supplements our Prospectus dated May 12, 2006, Prospectus Supplement No.1 dated May 17, 2006, Prospectus Supplement No. 2 dated June 12, 2006, Prospectus Supplement No. 3 dated August 18, 2006, Prospectus Supplement No. 4 dated September 18, 2006, Prospectus Supplement No. 5 dated September 29, 2006, Prospectus Supplement No. 6 dated October 23, 2006, Prospectus Supplement No. 7 dated November 21, 2006 and Prospectus Supplement No. 8 dated December 14, 2006. The shares that are the subject of the Prospectus have been registered to permit their resale to the public by the selling stockholders named in the Prospectus. We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 9 together with the Prospectus, Prospectus Supplement No. 1, Prospectus Supplement No. 2, Prospectus Supplement No. 3, Prospectus Supplement No. 4, Prospectus Supplement No. 5, Prospectus Supplement No. 6, Prospectus Supplement No. 7 and Prospectus Supplement No. 8.

This Prospectus Supplement includes the attached information that replaces the Management’s Discussion and Anlaysis of Financial Condition and Results of Operations section, Management section and Note 10, Acquisition of Andara Life Science, Inc., to the unaudited Condensed Consolidated Financial Statements included in the Financial Statements section of the Prospectus in their entirety, which information was included as part of the prospectus of Cyberkinetics Neurotechnology Systems, Inc. with respect to file no. 333-139081 dated February 13, 2007, as filed by us with the Securities and Exchange Commission:

        Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol "CYKN."

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement is February 20, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read together with the audited consolidated financial statements and accompanying notes and the other financial information appearing else where in this prospectus. The analysis set forth below is provided pursuant to applicable Securities and Exchange Commission regulations and is not intended to serve as a basis for projections of future events.

Overview

     Cyberkinetics. We are a medical device company specializing in the development of neural implants that can interact with the brain and the nervous system at the level of individual cells. Our product pipeline currently includes: the Andara™ Oscillating Field Stimulator (“Andara™ OFS Device”) which has received a Humanitaran Use Device designation and is intended to restore function by regenerating nerve tissue damaged in spinal cord injury, the BrainGate System, currently in clinical evaluation, which is intended to allow a disabled person to control a computer using thought alone, and the NeuroPort TM System, which is a recently 510(k)-cleared entry in the market for invasive neurosurgical monitoring. Our strategy is to leverage our core proprietary technologies to establish ourselves as a leader in the field of neurotechnology. We also manufacture and market a line of neural recording arrays and data acquisition systems to researchers for use in preclinical studies.

We have a limited history of operations and, through September 30, 2006, we have generated limited revenues from product sales. We have also generated revenue from grant income. The long-term success of our business is dependent on the development and commercialization of advanced neurological products such as the Andara™ OFS Device and BrainGate and NeuroPort™ Systems.

     We have been unprofitable since Cyberkinetics’ inception in May 2001 and we expect to incur substantial additional operating losses for at least the foreseeable future as we continue to expand our product development activities. Accordingly, our activities to date are not as broad in depth or scope as the activities we may undertake in the future, and our historical operations and financial performance are not necessarily indicative of our future operating results. We have incurred substantial net losses since inception. As of September 30, 2006, our accumulated deficit was $31,467,000. We expect to incur substantial and increasing losses for the next several years as we:

•	continue to develop the Andara™ OFS Device, the BrainGate System and the NeuroPort™ System;

•	continue to enroll new patients in our clinical study(ies);

•	develop and commercialize our product candidates, if any, that receive regulatory approval;

•	continue to expand our research and development programs;

•	acquire or in-license products, technologies or businesses that are complementary to our own; and

•	increase our general and administrative expenses related to operating as a public company.

We have financed our operations and internal growth primarily through private placements of equity securities, funding through capital lease and debt facilities as well as to a much more limited extent through revenue from product sales and sponsored research. Our business is subject to significant risks, including, but not limited to, the risks inherent in our ongoing clinical trials and the regulatory approval process, the results of our research and development efforts, competition from other products and uncertainties associated with obtaining and enforcing intellectual property rights. Accordingly, our activities to date are not as broad in depth or in scope as the activities we may undertake in the future, and our operating results or financial position or our ability to operate profitably as a commercial enterprise are not indicative of our future operating results.

     We were originally incorporated in the State of Nevada on February 6, 2002 as Trafalgar Ventures Inc. (“Trafalgar”). On July 23, 2004, Trafalgar, certain stockholders of Trafalgar, Trafalgar Acquisition Corporation, a Nevada corporation (“Merger Sub”), and Cyberkinetics, Inc., a privately-held Delaware corporation (“Cyberkinetics”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Trafalgar, through its wholly-owned subsidiary, Merger Sub, agreed to acquire Cyberkinetics in exchange for shares of Trafalgar’s common stock (the “Merger”). The Merger closed on October 7, 2004. Immediately upon closing, Trafalgar effected a reincorporation from the State of Nevada to the State of Delaware and a corporate name change to “Cyberkinetics Neurotechnology Systems, Inc.” Until the effective time of the Merger with Cyberkinetics, we were in the business of mineral exploration, but had not generated revenues from operations. Post-merger, we ceased all operations in the mineral exploration industry and now we operate as the parent company of Cyberkinetics.

     In February 2006, we acquired Andara™ Life Science, Inc. (“Andara™”), an Indiana corporation, through the merger of a wholly owned subsidiary of Cyberkinetics with and into Andara™ (the “Andara™ Merger”). Prior to its acquisition by us, Andara™ was a privately held company engaged in the development of a portfolio of programs related to the repair and regeneration of neural tissues, which were developed at the Center for Paralysis Research at Purdue University.

     Andara™ was acquired pursuant to the terms and conditions of an Agreement and Plan of Merger dated February 14, 2006 (the “Andara™ Merger Agreement”), among the Company, Andara™ and Andara™ Acquisition Corp.(“Acquisition”), a wholly-owned subsidiary of the Company, on the filing of a Certificate of Merger in the State of Delaware and Articles of Merger in the State of Indiana. Acquisition merged with and into Andara™ and all of the issued and outstanding capital stock of Andara™ was exchanged for an aggregate of 3,029,801 shares of the common stock, $0.001 par value per share (“Common Stock”) of the Company, of which 993,377 shares of Common Stock were issued pursuant to a restricted stock award and subject to forfeiture (the “Restricted Stock”). As a result of the Andara™ Merger, Andara™ became a wholly-owned subsidiary of the Company. The Restricted Stock is subject to forfeiture if certain specific milestones are not achieved by the surviving corporation within thirty-six (36) months of the Andara™ Merger.

     Research and Development. Our research and development activities have been primarily focused on the development of the Andara™ OFS Device, the BrainGate System and the NeuroPort™ System. Our research and development expenses consist primarily of compensation and other expenses for research and development personnel, fees paid to engineering consultants, non-cash stock compensation expense for non-employees, costs associated with the clinical trials of our product candidates, supplies and materials, depreciation and facility costs. We charge all research and development expenses to operations as they are incurred.

During 2006 our research and development activities principally related to obtaining regulatory approval for the Andara™ OFS Device, the pilot clinical trial of the BrainGate System and the development of the NeuroPort™ System. A significant portion of this spending consisted of outside consulting services for the Andara™ OFS Device and, to a lesser extent, the BrainGate System.

     In the future, our rate of spending is likely to increase as we develop the portfolio of products recently acquired from Andara. These products include the proprietary Andara™ Oscillating Field Stimulator, which we are preparing to launch in 2007. The rate of spending on the BrainGate System is also likely to increase as additional clinical trials are performed. The initial version of the BrainGate System is not expected to be commercially launched for at least several years, if at all. We have also initiated development of a completely implantable sensor and signal transmission system for long-term use that can be operated by the user outside of the hospital setting which will take longer to develop and is expected to be launched after the initial version of the BrainGate System. We may also choose to initiate spending on the Andara™ OFS PLUS System, for which we expect to commence a pilot clinical trial in 2008. While we cannot estimate with any certainty the time required for commercial approval of the BrainGate System or the Andara OFS Device, we expect that we will need to raise substantial additional capital in order to reach breakeven from the sales of advanced neurological products.

     At this time, due to the risks inherent in the clinical trial process and given the early stage of development of our product candidates, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for commercialization. However, we expect our research and development costs to be substantial and to increase as we continue the development of current product candidates, and the expansion of our research programs.

     The lengthy process of seeking regulatory approvals for our product candidates, and the subsequent compliance with applicable regulations, requires the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could cause our research and development expenditures to increase and, in turn, have a material adverse effect on our results of operations. We cannot be certain when, if ever, any net cash inflow from any of our current product candidates will commence.

Results of Operations

     The following table sets forth certain statement of operations data for the periods indicated:

	Year Ended December 31,
	2005	2004	2003
Consolidated Statement of Operations Data:
Product sales	$779,000	$653,000	$509,000
Grant income	280,000	884,000	775,000
Total revenues	1,059,000	1,537,000	1,284,000
Operating expenses	10,156,000	8,617,000	4,863,000
Operating loss	(9,097,000)	(7,080,000)	(3,579,000)
Other income (expense), net	(229,000)	(11,000)	59,000
Net loss	(9,326,000)	(7,091,000)	(3,520,000)
Dividends and accretion to redemption value of redeemable convertible preferred stock	—	(625,000)	(657,000)
Net loss attributable to common stockholders	$(9,326,000)	$(7,716,000)	$(4,177,000)

	Nine Months Ended September 30,
	2006	2005
Consolidated Statement of Operations Data:
Product sales	$705,000	$496,000
Grant income	520,000	280,000
Total revenues	1,225,000	776,000
Operating expenses	10,515,000	7,621,000
Operating loss	(9,290,000)	(6,845,000)
Other expense, net	(179,000)	(196,000)
Net loss	$(9,469,000)	$(7,041,000)

Nine Months Ended September 30, 2006 and 2005

Revenues

Product Sales and Gross Margin. Our business focus since inception in May 2001 has been on the development of our advanced neurological products, such as Andara™ OFS Device and the NeuroPort™ and BrainGate Systems. We also sell our Research Products line of brain-computer interface equipment to universities and research hospitals involved in neurological research. We expect that our sales from the Research Products will continue to be limited and are therefore, likely to continue to fluctuate in the future. Product sales increased $209,000 to $705,000 for the nine months ended September 30, 2006 from $496,000 for the nine months ended September 30, 2005. The 42% increase in product sales was principally related to an increase in the number of units sold. The gross margin on product sales was approximately 60% and 80% for the nine months ended September 30, 2006 and 2005, respectively. The decrease in gross margin for the nine months ended September 30, 2006 is principally a result of the mix of products sold, a custom Neuroport TM unit sold during the third quarter of 2005, deferred revenue recognized during the first quarter of 2005 and, to a lesser extent, a decrease in the average selling price of products sold. Because the custom Neuroport TM unit sold during 2005 was still under development, certain costs which normally would have been charged to cost of sales were expensed as incurred to research and development. Additionally, the Company recognized $60,000 of revenue during 2005 that had previously been deferred. The costs associated with $60,000 of deferred revenue were recognized at the time the sale was made in 2003.

Grants. Revenue from grants increased $240,000 to $520,000 for the nine months ended September 30, 2006 from $280,000 for the nine months ended September 30, 2005. The increase in grant revenue is primarily due to income from our subcontract with Case Western Reserve University (Case). We were awarded this subcontract in October 2005 under a grant issued to Case by the National Center for Medical Rehabilitation Research (NCMRR), a component of the National Institute of Child Health and Human Development (NICHD). The subcontract provides us, in conjunction with other collaborators, with the financial resources to support the joint development of a neuroprosthetic system capable of restoring partial arm and hand function to individuals with extensive paralysis due to high cervical spinal cord injury. We are scheduled to receive up to $2.3 million from the subcontract over the five-year period covered by the grant. There can be no assurance, however, that we will receive the full $2.3 million potentially available under this subcontract. We finalized the subcontract with Case on March 31, 2006 and recognized revenue during the nine months ended September 30, 2006 related to services performed from September 2005, the initial period covered by the subcontract, through September 30, 2006.

A portion of the grant revenue for the nine months ended September 30, 2006 and all of the grant revenue for the nine months ended September 30, 2005 consists of income from research grants obtained from the U.S. government through the SBIR program. By the end of 2006, we expect to have completed all of our remaining SBIR grants. We no longer submit SBIR grant applications because of uncertainties concerning the availability of these types of grants to public companies.

Expenses

Research and Development. Research and development expenses increased $521,000 to $4,805,000 for the nine months ended September 30, 2006 from $4,284,000 for the nine months ended September 30, 2005. This increase was primarily due to a $768,000 increase in outside consulting services used principally in connection with the Andara™ OFS Device and the BrainGate System and additional amortization expense of $151,000 as a result of the intangible assets recorded in connection with the acquisition of Andara. These increases were partially offset by a decrease of $398,000 in spending primarily related to Neuroport TM System development and other operating expenses.

Sales and Marketing. Sales and marketing expenses increased $363,000 to $609,000 for the nine months ended September 30, 2006, from $246,000 for the nine months ended September 30, 2005. The increase is a result of increased sales and marketing associated with the Andara™ OFS Device and Neuroport TM System including an increase of $218,000 in compensation related primarily to developing the commercial organization which included the hiring of our Vice President of Sales and Marketing at the end of the first quarter of 2006. The increase is also due to $70,000 of outside consulting services used in connection with the Andara™ OFS Device, increased travel and entertainment of $42,000 related to on-going sales efforts for our Research Products, the NeuroPort program and initial marketing efforts in connection with the anticipated launch of Andara™ OFS Device as well as an increase of $33,000 in stock-based compensation expense related to the adoption of SFAS 123R.

General and Administrative. General and administrative expenses increased $225,000 to $3,220,000 for the nine months ended September 30, 2006 from $2,995,000 for the nine months ended September 30, 2005. The increase is due to an $114,000 increase in stock-based compensation expense resulting from the adoption of SFAS 123R, an increase in compensation expense for our existing and incremental general and administrative staff of $37,000 as well as a net increase of $74,000 in legal, accounting and other public company costs, including investor relations costs.

Other Income and Expenses

Other Income (Expense), Net. Interest income increased $219,000 to $281,000 for the nine months ended September 30, 2006 from $62,000 for the nine months ended September 30, 2005. The increase in interest income is primarily the result of a higher average invested cash balance as well as higher interest rates. Interest expense increased $202,000 to $460,000 for the nine months ended September 30, 2006 from $258,000 for the nine months ended September 30, 2005. The increase is related to borrowings under the Loan with General Electric Capital Corporation.

Net Loss

Net Loss. Our net loss increased $2,428,000 to $9,469,000 for the nine months ended September 30, 2006 from a net loss of $7,041,000 for the nine months ended September 30, 2005. The net loss included a one-time charge of $1,602,000 for in-process research and development recorded in connection with the acquisition of Andara. The increase is primarily a result of our engineering, manufacturing and marketing efforts related to the anticipated launch of the Andara™ OFS Device in 2007. The increased net loss also includes the impact of the adoption of SFAS 123R and an increase in compensation related expenses, partially offset by increased total revenues. Our net loss per common share decreased $0.10 per share to $0.34 per share for the nine months ended September 30, 2006 from $0.44 for the nine months ended September 30, 2005. The decrease in net loss per share was due to an increase in the weighted average common shares outstanding. The weighted average common shares outstanding increased 11,681,000 to 27,568,000 for the nine months ended September 30, 2006 from 15,887,000 for the nine months ended September 30, 2005 due to the 9,836,000 shares issued in connection with a private placement completed in September 2005 and 2,036,000 shares of stock not subject to forfeiture issued in connection with the acquisition of Andara.

Years Ended December 31, 2005 and 2004

Revenues

     Product Sales and Gross Margin. Since the Company’s inception in May 2001, our business focus has been on the development of our advanced neurological products, such as the NeuroPort™ and BrainGate Systems. Although we also continue to sell our BIONIC® products, we expect that sales from the BIONIC® products will continue to be limited and continue to fluctuate. For the year ended December 31, 2005, overall product sales, including sales of BIONIC® products and NeuroPort™ System, increased $126,000 to $779,000 from $653,000 for the year ended December 31, 2004. The 19% increase in sales was principally related to an increase in the selling price of certain product lines and the sale of a custom NeuroPort™ unit. The gross margin on product sales was approximately 76% and 60% for the year ended December 31, 2005 and 2004, respectively. The increased gross margin is not indicative of future operating results and is a result of the increases in the selling prices per unit, the recognition of $60,000 of revenue during 2005 that had previously been deferred and the sale of the custom NeuroPort™ System. The costs associated with $60,000 of deferred revenue were recognized at the time the sale was made in 2003. Because the custom NeuroPort™ unit sold during the period is still under development, certain costs which normally would have been charged to cost of sales were expensed as incurred to research and development. For the years ended December 31, 2005 and 2004, customers to whom sales exceeded 10% of each year’s respective total product sales were as follows:

Customer	2005	2004
UNAM	26%	—%
Stanford University	15	—
KU Leuven	13	—
United Scientific USA, Inc	10	—
Brown University	1	22
Cold Spring USA Corporation	—	20
The Bionic Ear Institute	1	12
VA Med Ctr. MA	—	10

     Grants. Revenue from grants decreased $604,000 to $280,000 for the year ended December 31, 2005, from $884,000 for the year ended December 31, 2004. The decrease in grant income was anticipated and resulted from the completion of a majority of our existing Small Business Innovative Research (“SBIR”) contracts during 2005. This decrease was compounded by the unavailability of research and development staff to work on grant-related activities. We did not submit any SBIR grant applications during 2005 because of uncertainties concerning the future availability of these types of grants to public companies. We have identified and applied for several new grant and contract opportunities from various federal agencies, other than SBIR grants, that may provide funding for research activities in 2006. As a result of our efforts to seek new sources of funding, in October 2005, we were awarded a subcontract under a grant issued to Case Western Reserve University (Case) by the National Center for Medical Rehabilitation Research (NCMRR), a component of the National Institute of Child Health and Human Development (NICHD). We are scheduled to receive up to $2.3 million from the subcontract over the five-year period covered by the grant. We are currently finalizing the subcontract with Case and expect to recognize revenue under this agreement in 2006. There can be no assurance, however, that we will receive the full $2.3 million potential of the new grant or receive any additional funding from any other grant or contract opportunities applied for by us until each selection process is finalized and the applicable grant or contract is awarded.

Expenses

     Research and Development. Research and development expenses increased $1,278,000 to $5,587,000 for the year ended December 31, 2005 from $4,309,000 for the year ended December 31, 2004. Compensation and travel expense for our research and development staff increased $561,000 as we continued to increase our research and development efforts and add personnel. In addition, license fees increased $140,000 due to non-cash equity compensation expense of $90,000 for warrants issued to Brown University Research Foundation (“BURF”) that vested during the quarter and $50,000 in minimum fees due under the license agreement with BURF. The remaining $577,000 is primarily comprised of development, manufacturing and facilities related costs associated with activities required to launch the NeuroPort™ System, the additional patient enrollment and other related costs associated with the ongoing pilot clinical trial and additional development of the BrainGate System and additional depreciation expense from new equipment.

     Sales and Marketing. Sales and marketing expenses increased $33,000 to $331,000 for the year ended December 31, 2005, from $298,000 for the year ended December 31, 2004. The increase was the result of additional sales efforts associated with the research products business as well as the cost of initial marketing materials and efforts to support the launch of the NeuroPort™ System.

     General and Administrative. General and administrative expenses increased $303,000 to $4,050,000 for the year ended December 31, 2005, from $3,747,000 for the year ended December 31, 2004. The increase was mainly attributable to higher compensation and travel expense of $286,000 for existing staff and the expansion of the management team, an increase in costs associated with the first full year operating as a public company and other increased business activities of approximately $400,000 offset by a reduction of approximately $383,000 in audit, legal, and consulting fees primarily associated with the services performed in connection with the Merger during the year ended December 31, 2004.

Other Income and Expenses

     Other Income (Expense), Net. Interest income increased $138,000 to $178,000 for the year ended December 31, 2005, from $40,000 for the year ended December 31, 2004. The increase in interest income was primarily the result of higher average invested balances. Interest expense increased $355,000 to $406,000 for the year ended December 31, 2005 from $51,000 for the year ended December 31, 2004. The increase was related to the cash draw down on our line of credit, amortization of deferred financing costs associated with warrants issued in connection with obtaining the line of credit as well as interest expense associated with borrowings for equipment purchases under the capital lease line.

Net Loss

     Net Loss. Net loss increased by $2,235,000 to $9,326,000 for the year ended December 31, 2005, from $7,091,000 for the year ended December 31, 2004. The increase is primarily the result of operating expenses associated with an increase in compensation expense related to existing and additional staff, the costs associated with readying the NeuroPort™ System for sale, the costs of additional patient enrollment and other related costs associated with the ongoing pilot clinical trial and additional development of the BrainGate System, the costs associated with operating as a public company and a reduction in grant revenue as certain contracts were completed. The net loss attributable to common stockholders for the year ended December 31, 2004 includes dividends and accretion for redeemable convertible preferred stock. In connection with the Merger, all of our preferred stock was converted to common stock and therefore there are no dividends or accretion charges after October 2004. Net loss per common share decreased $0.65 per share to $0.51 per share for the year ended December 31, 2005, from $1.16 for the year ended December 31, 2004. The decrease in net loss per share is due to an increase in the weighted-average common shares outstanding. The weighted-average common shares outstanding increased 11,727,000 to 18,387,000 at December 31, 2005, from 6,660,000 at December 31, 2004, as a result of the conversion of 9,419,000 shares of Series A Redeemable Convertible Preferred Stock in connection with the Merger, 2,000,000 shares issued in connection with a private placement completed in November 2004 and 9,836,000 shares issued in connection with a private placement completed in September 2005.

Years Ended December 31, 2004 and 2003

Revenues

     Product Sales. Product sales increased $144,000 to $653,000 for the year ended December 31, 2004 from $509,000 for the year ended December 31, 2003. The increase in product sales is attributable to an overall 35% increase in the selling price per unit, offset by a 7% decrease due to phasing out certain line items and changes in product mix. The gross margin on product sales was approximately 60% and 49% for the years ended December 31, 2004 and 2003, respectively. The increase in gross margin is a result of the increases in the selling prices per unit. Our business focus since inception in May 2001 has been the development of our advanced neurological products, such as the BrainGate System. We expect that our sales from the BIONIC® products will continue to be limited and continue to fluctuate in the future. For the years ended December 31, 2004 and 2003, customers to whom sales exceeded 10% of each year’s respective total product sales were as follows:

Customer	2004	2003
Brown University	22%	14%
Cold Spring USA Corporation	20	—
The Bionic Ear Institute	12	—
VA Med Ctr. MA	10	—
Stanford University	—	13
Laval University, Centre Hospitalier Robert Giffard of Beauport QC (Canada)	—	12
Unique Medical Distribution of Japan DBA Egg Co	9	12
The University of Southern California	—	11

    Grants. Revenue from SBIR grants increased $109,000 to $884,000 for the year ended December 31, 2004 from $775,000 for the year ended December 31, 2003. The increase in grant income is due to availability of research and development staff to work on grant-related activities. We did not submit any SBIR grant applications during the year ended December 31, 2004. Additionally, there are uncertainties concerning the future availability of these types of grants to public companies. Therefore, we are not anticipating any new SBIR grant income after December 2004. We will continue, however, to evaluate available grants in the future.

Expenses

     Research and Development. Research and development expenses increased $1,709,000 to $4,309,000 for the year ended December 31, 2004 from $2,600,000 for the year ended December 31, 2003. The increase was attributable to an increase in non-cash stock compensation expense of $1,274,000, due to an increase in the market value of the stock; increased salaries, benefits and related travel of $264,000 from the hiring of additional research and development staff; increased costs associated with our on-going pilot clinical trial of the BrainGate System, which began in 2004, our filing the 510(k) for the NeuroPort™ device and expansion of our other research and development programs and legal costs associated with supporting our intellectual property portfolio. Non-cash stock compensation expense included in research and development expenses were $1,293,000 and $20,000 for the year ended December 31, 2004 and 2003, respectively. These non-cash stock compensation charges can fluctuate substantially from quarter to quarter based on the market value of our stock and the number of options outstanding at the end of each quarter.

     Sales and Marketing. Sales and marketing expenses increased $35,000 to $298,000 for the year ended December 31, 2004, from $263,000 for the year ended December 31, 2003. The increase is the result of an increase in travel and entertainment related to additional sales efforts.

     General and Administrative. General and administrative expenses increased $2,006,000 to $3,747,000 for the year ended December 31, 2004 from $1,741,000 for year ended December 31, 2003. The increase was mainly attributable to an increase in salaries benefits and travel of $697,000 for the expansion of the management team, an increase in legal and accounting fees, and other public company charges of approximately $1,152,000 related to the cost of the Merger, preparing to become a public company and additional efforts to raise capital and an increase in non-cash stock compensation expense of $72,000.

Other Income and Expenses

     Other Income (Expense), Net. Interest income decreased $27,000 to $40,000 for year ended December 31, 2004 from $67,000 for the year ended December 31, 2003. The decrease in interest income is a result of a reduction in net cash invested. Interest expense increased $44,000 to $51,000 for the year ended December 31, 2004 from $7,000 for the year ended December 31, 2003. The increase is related to borrowings for equipment purchases under an equipment loan and security agreement with a lender.

Net Loss

     Net Loss. Net loss increased $3,571,000 to $7,091,000 for the year ended December 31, 2004 from a net loss of $3,520,000 for the year ended December 31, 2003. The increase is largely a result of operating expenses associated with the Merger and preparing to be a public company, advances in our clinical trial of BrainGate System and the expansion of our research and development projects. Net loss per common share increased $.13 per share to $1.16 per share for the year ended December 31, 2004 from $1.03 for the year ended December 31, 2003. The increase is due to the increase in net loss offset by an increase in the weighted average common shares outstanding to 6,660,000 at December 31, 2004 from 4,044,180 at December 31, 2003 due to the conversion of 9,419,000 shares of Series A Redeemable Convertible Preferred Stock in connection with the Merger and the 2,000,000 shares issued in connection with the private placement in November.

Liquidity and Capital Resources

      We have financed operations and internal growth since inception primarily through the private placements of equity and debt securities, as well as through revenue from product sales and sponsored research. We have received net proceeds of $25,234,000 from the private placement of equity securities through September 30, 2006. We have also received additional proceeds of $4,000,000 under a loan agreement and $1,103,000 under a capital lease line through September 30, 2006. As of September 30, 2006, we had $5,058,000 of cash and cash equivalents on hand.

On October 18, 2006, we completed a private placement whereby we sold 8,336,668 shares of our common stock (the “Shares”) and issued warrants to purchase another 4,168,338 shares of our common stock (the “Warrant Shares”) to accredited investors (as defined by Rule 501 under the Securities Act of 1933, as amended), resulting in gross proceeds (assuming no exercise of the warrants) of approximately $10,004,000 (the transaction is referred to herein as the “Private Placement”).

Net cash used in operating activities was $6,587,000 for the nine months ended September 30, 2006. The primary use of cash was to fund our operations. Included in our net loss for the nine months ended September 30, 2006 of $9,469,000 were non-cash expenses totaling $3,304,000 consisting of a charge for in-process research and development of $1,602,000, stock-based compensation expense of $1,258,000, depreciation and amortization expense of $363,000 and non-cash interest of $81,000. The use of cash for operations included costs for the continued development and commercialization of our products as well as the expenses incurred to operate as a public company including legal, accounting and investor and public relations. Working capital changes affecting our cash position include a use of cash of $348,000 to increase inventory and $69,000 resulting from higher accounts receivable. In addition, there was a net increase in other operating assets and liabilities of $6,000. Our prior operating costs are not representative of our expected ongoing costs. As we market and prepare for the launch of the Andara™ OFS Device and the NeuroPort™ System, and continue development of the BrainGate System, we expect our cash operating expenses to continue to increase for the foreseeable future.

Net cash used in investing activities was $396,000 for the nine months ended September 30, 2006. We used cash to purchase equipment totaling $209,000. In connection with the acquisition of Andara, we used $187,000 primarily for legal and consulting costs associated with the transaction.

Net cash provided by financing activities was $694,000 for the nine months ended September 30, 2006. We entered into a Loan and Master Security Agreement (the “Loan Agreement”) with General Electric Capital Corporation (the “Lender”) on December 27, 2005. The Agreement provides for borrowings in an amount up to $6,000,000, of which $4,000,000 is available immediately (“Tranche 1”) and the remaining $2,000,000 is available upon the achievement of certain milestones. As a condition to borrowing any funds under Tranche 1, the Company was required to pay all amounts outstanding and due under the Company’s existing Line of Credit and fully satisfy and discharge all related liens, claims and encumbrances on our property and intellectual property. Borrowings are collateralized by the assets of the Company, excluding intellectual property. The Loan Agreement provides for customary conditions to the Company’s ability to borrow, as well as customary covenants and default provisions. The Agreement also contains certain acceleration clauses. Borrowings under the agreement bear interest at the Federal Reserve’s Three-year Treasury Constant Maturities Rate plus 4.2 percent. The Company is required to make interest only payments on all draw-downs for the first six months and the remaining principal and interest will be repaid over 30 months. In connection with the execution of the Loan Agreement, the Company issued to the Lender a ten-year warrant to purchase up to 71,301 shares of common stock at an exercise price of $1.40 per share. The Company recorded the fair value of the warrant of $97,246 as deferred financing cost which is being amortized as interest expense over the term of the Loan. The fair value of the warrant was calculated using the Black-Scholes option pricing model with the following assumptions: 100% volatility, risk-free interest rate of 3.75%, no dividend yield, and a 10-year term.

On January 5, 2006, the Company paid $3,000,000 which was the total amount due and owing under the Line of Credit. On January 10, 2006, the Company borrowed $4,000,000 under the Loan Agreement. The Initial Borrowing bears interest at 10.72% annually and interest only is payable for six months; thereafter, the Initial Borrowing will be payable in thirty equal monthly payments of principal plus interest. If the Company fails to pay any amounts borrowed when due, the Lender may declare that all borrowings are immediately due and payable. In connection with the Initial Borrowing, the Company issued to the Lender a ten-year warrant to purchase up to 55,944 shares of the common stock at an exercise price of $1.79 per share. The warrant was valued $77,918 under the Black Scholes option pricing model with the following assumptions: 100% volatility, risk-free interest rate of 3.75%, no dividend yield and a 10-year term. The fair value of the warrant is being charged to interest expense over the thirty-six month term of the loan.  We have financed a portion of our property and equipment purchases through the establishment of equipment lines of credit. During 2006 we received proceeds from a capital lease line of $140,000 and we used approximately $224,000 to make payments under the capital lease line.

Our future capital requirements will depend upon many factors, including advancement of our research and development programs and clinical studies, progress with marketing our technologies, the time and costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other proprietary rights, the necessity of, and time and costs involved in obtaining, regulatory approvals, competing technological and market developments, and our ability to establish collaborative arrangements, effective commercialization, marketing activities and other arrangements.

We expect to continue to incur negative cash flows and net losses for at least the foreseeable future. Based upon our current plans, we believe that our existing capital resources, plus the proceeds from the private placement completed in October 2006, will be sufficient to meet our operating expenses and capital requirements through at least December 2007. However, changes in our business strategy, technology development or marketing plans or other events affecting our operating plans and expenses may result in the expenditure of existing cash before that time. If this occurs, our ability to meet our cash obligations as they become due and payable will depend on our ability to sell securities, borrow funds or some combination thereof. We may not be successful in raising the necessary funds on acceptable terms, or at all. Without sufficient funds, we may be required to delay, scale back or eliminate some of our research and development activities or delay the launch of our product candidates. If the Company is unable to raise sufficient additional financing we will not be able to continue our operations.

We may seek to increase our cash reserves, in addition to the private placement completed in October 2006, by obtaining additional funding through public or private financing, including the placement of shares of preferred or common stock; or collaborative arrangements with strategic partners; or a combination of the two.

Contractual Obligations

     Below is a table setting forth contractual obligations (including interest payments as applicable) as of December 31, 2005, which also includes the payment in full of $3,000,000 outstanding under the Line of Credit on January 5, 2006 and the subsequent draw down of $4,000,000 under the Loan on January 10, 2006:

	Less Than			More Than
	1 Year	1-3 Years	4-5 Years	5 Years	Total
Operating Lease	$334,000	$446,000	$182,000	$—	$962,000
Capital Lease Obligations	321,000	344,000	22,000	—	687,000
Loan Obligations	850,000	3,662,000	305,000	—	4,817,000
Minimum Royalties	75,000	150,000	150,000	150,000	525,000
Total	$1,580,000	$4,602,000	$659,000	$150,000	$6,991,000

Off-Balance Sheet Arrangements

     As of September 30, 2006, we had no off-balance sheet arrangements.

Dividends and Distributions

     We have not paid any cash dividends to date. We intend to retain our future earnings, if any, and we do not anticipate paying cash dividends on either class of our stock in the foreseeable future.

Critical Accounting Policies

     This discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities. We review our estimates on an on going basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in Note 2 to our consolidated financial statements, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements:

Revenue Recognition. We recognize revenue from product sales, research grants from the U.S. government through the Small Business Innovative Research (“SBIR”) program and research grants and contracts from other sources. Product sales consist of sales of our Research Products line of brain-computer interface equipment to universities and research hospitals involved in neurological research. Product sales are recognized in accordance with SEC Staff Accounting Bulletin (SAB) 104, Revenue Recognition , when persuasive evidence of an arrangement exists, fees are fixed or determinable, delivery has occurred and collection is reasonably assured. Revenue is not recognized until title and risk of loss have transferred to the customer, which occurs at the time of shipment. Terms for all customers are FOB shipping. The product operates without any custom configuration or installation. Product sales do not contain multiple elements. Following shipment, there are no customer acceptance requirements or installation obligations or continuing service requirements incumbent on us. Terms of product sales contain no contractual rights of return. In practice, we have not experienced or granted rights of return.

We recognize revenues from research grants as reimbursable, eligible costs are incurred. Eligible costs typically include direct labor costs, other direct costs as outlined in the grant, such as lab materials and supplies and consulting costs, and an overhead allocation as specifically defined by the grant. In accordance with Emerging Issues Task Force (EITF) 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, we record grant revenues on a gross basis as we are the primary obligor with respect to our research and development activities. We are subject to grant audits as required by the Department of Health and Human Services. Audits may result in adjustments to the amount of grant revenues recorded and funds received. Historically, we have not been required to make any adjustments to the amount of grant revenues recorded and funds received as a result of grant audits.

Accounts Receivable. Accounts receivable represent amounts due from customers for goods shipped. We extend 30-day payment terms to our customers, and we do not require collateral. We periodically assess the collectibility of our receivables and establish reserves, as necessary, based on various considerations including customer credit history, payment patterns, and aging of accounts. Once management determines an account receivable is not collectible, the account is written off. We have not experienced significant collection problems to date. If our collection history or aging of accounts receivable deteriorates, we may have to record a charge to operations to establish an allowance for doubtful accounts.

Inventories. Inventories are stated at the lower of cost (determined using the first-in, first-out method) or market. Inventories consist of raw materials, work-in-process and finished goods. We periodically review our inventory for excess, obsolescence or quality issues. Should we conclude that we have inventory for which we cannot recover our costs as a result of such review, we would have to record a charge to operations classified as cost of products sold.

Long-lived Assets. Our long-lived assets include fixed assets, identifiable intangibles, consisting of acquired patent technology, research grants, and goodwill.

Property and Equipment and Identifiable Intangible Assets. We periodically review our property and equipment and identifiable intangible assets for impairment. In determining whether an asset is impaired, we must make assumptions regarding recoverability of costs, estimated future cash flows from the asset, intended use of the asset and other related factors. If these estimates or their related assumptions change, we may be required to record impairment charges for these assets.

Goodwill. In assessing the recoverability of our goodwill, we make assumptions, at least annually, regarding its fair value, including estimated future cash flows and other factors. We currently make this annual assessment as of October 1 each year. This process is subjective and requires judgment. If these estimates or their related assumptions change in the future, or if actual cash flows are below estimates, we may be required to record goodwill impairment charges.

Acquired In-Process Research and Development  During the first quarter of 2006, we recorded a charge of $1,602,000 related to the write-off of acquired in-process research and development, or IPR&D, related to the purchase of research and development obtained in the acquisition of Andara Life Science, Inc. The amount expensed as IPR&D represents the estimated fair value of purchased in-process technology for projects that, as of the acquisition date, had not reached technological feasibility and had no alternative future use including the Andara OSF Device and the Andara OFS PLUS system, which includes the use of neurotrophic growth factor. The estimated fair value of these projects was determined based on the use of a discounted cash flow model using a discount rate of 36%.

As of September 30, 2006, we estimated future research and development expenses of approximately $13,409,000 would be incurred to complete the Andara OFS and Andara OFS PLUS projects. These projects, which were in various stages of development, from preclinical through pilot clinical trials are, unless they have been discontinued, expected to reach completion at various dates ranging from 2007 through 2013.

 The major risks and uncertainties associated with the timely and successful completion of these projects are that we will not be able to confirm the safety and efficacy of the technology with data from clinical trials and that we will not be able to obtain necessary regulatory approvals. No assurance can be given that the underlying assumptions used to forecast the cash flows or the timely and successful completion of such projects will materialize, as estimated. For these reasons, among others, actual results may vary significantly from estimated results.

Stock-Based Compensation. Prior to January 1, 2006, the Company accounted for stock-based awards issued to employees under its stock-based compensation plans using the intrinsic value method in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees (APB 25), and related interpretations. Accordingly, no compensation expense was recorded for options awarded to employees with exercise prices equal to or in excess of the stock’s fair market value on the grant date. The Company elected to adopt, for periods prior to January 1, 2006, the disclosure requirements of FASB Statement No. 123, Accounting for Stock-Based Compensation , as amended by FASB Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure (collectively, SFAS 123) which used a fair value based method of accounting for share-based awards. Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), Share-Based Payments (SFAS 123R) using the modified prospective transition method. In conjunction with the adoption of SFAS 123R, the Company applied the principles of Staff Accounting Bulletin No. 107 (SAB 107), which provides guidance on the implementation of SFAS 123R. SFAS 123R requires companies to record compensation expense for stock options measured at fair value, on the date of grant, using an option-pricing model. The Company elected to determine the fair value of stock options using the Black-Scholes valuation model, which is consistent with the Company’s valuation techniques previously utilized under SFAS 123.

The Company accounts for stock-based awards issued to non-employees in accordance with the provisions of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123) and EITF No. 96-18, Accounting For Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (EITF 96-18), under which compensation expense is generally recognized over the vesting period of the award.

Recently Issued Accounting Standards

     In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (SFAS 154), a replacement for APB Opinion No. 20, Accounting Changes (APB 20), and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements . This statement changes the requirements for the accounting for and reporting of a change in accounting principle. It applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement requires voluntary changes in accounting principles be recognized retrospectively to financial statements for prior periods, rather than recognition in the net income of the current period. Retrospective application requires restatements of prior period financial statements as if that accounting principle had always been used. This statement carries forward without change the guidance contained in APB 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. We are required to adopt the provisions of SFAS 154 for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. At this time, we do not believe the adoption of this standard will have a material impact on our results of operations.

MANAGEMENT

Directors and Executive Officers

     The following sets forth the name and certain information concerning each of our current executive officers and directors.

Name	Age	Position

Timothy R. Surgenor	47	President, Chief Executive Officer, Director
John P. Donoghue, Ph.D.	57	Chief Scientific Officer, Director
Mark A. Carney	48	Executive Vice President, Director
Kurt H. Kruger	51	Chief Financial Officer
J. Christopher Flaherty	45	Executive Vice President, Technology and Intellectual Property
Kimi E. Iguchi	44	Vice President, Finance
Jonathan T. Hartmann	40	Vice President, Sales & Marketing
Mark P. Carthy	46	Director
George N. Hatsopoulos, Ph.D.	80	Director
Nicholas G. Hatsopoulos, Ph.D.	44	Director
Theo Melas-Kyriazi	47	Director
Daniel E. Geffken	49	Director

Timothy R. Surgenor has been our President and Chief Executive Officer since January 2003 and Director since November 2002. From January 1999 to January 2003, Mr. Surgenor was Executive Vice President at Haemonetics Corporation (NYSE:HAE), which is a medical device company. From 1994 to 1999, Mr. Surgenor was President of Genzyme Tissue Repair, the cell therapy division of Genzyme Corporation (NASDAQ:GENZ). Previously, Mr. Surgenor was Executive Vice President and Chief Financial Officer of BioSurface Technology, Inc. and also held various positions in operations at Integrated Genetics. Mr. Surgenor received a B.A. in Biochemistry from Williams College in 1981 and an M.B.A. from Harvard Business School in 1987.

     John P. Donoghue, Ph.D. has been our Chief Scientific Officer and Director since August 2002. He is also currently the Henry Merritt Wriston Professor at Brown University. Since 1991, Dr. Donoghue has been Chairman of the Department of Neuroscience and since 1998 he has served as Executive Director of the Brain Science Program at Brown University. Dr. Donoghue received an A.B. from Boston University in 1971, an M.S. in Anatomy from the University of Vermont in 1976 and a Ph.D. in Neuroscience from Brown University in 1979.

     Mark A. Carney has been our Executive Vice President and Director since February 2006. Mr. Carney co-founded Andara™ Life Science, Inc. (Andara™), and served as its President and Chief Executive Officer from January 2004 until Cyberkinetics acquired the Company on February 14, 2006. From February 2002 to December 2003, he was Senior Vice President at Affiliated Computer Services, Inc. (NYSE:ACS), following the acquisition of Outsourced Administrative Services, where he was Executive Vice President and Chief Operating Officer from April 2000 until January 2002. From September 1997 to January 2000, Mr. Carney was Senior Vice President at the Centris Group, Inc. (NYSE:CGE) following the acquisition of The Interra Group of Companies. He founded The Interra Group of Companies where he was President, Chief Executive Officer and Chairman of the Board from September 1993 to August 1997. From January 1990 to August 1993, Mr. Carney was President and Chief Operating Officer at International Medical Group, Inc. Mr. Carney received his Bachelor of Science Degree in 1981 and completed requirements for his Master of Science Degree in Community Health in 1983 at Purdue University.

Kurt H. Kruger has been our Chief Financial Officer since September 19, 2006. From January 1996 to February 2003 at Banc of America Securities LLC, (NYSE: BAS, formerly Montgomery Securities) and from July 1987 to January 1996 at Hambrecht & Quist, LLC, Mr. Kruger served as Managing Director and Medical Technology Research Analyst. In that role, he followed a wide range of medical technology companies, including Johnson & Johnson, Medtronic, Inc., Boston Scientific Corporation and Zimmer, Inc. Mr. Kruger structured financings that raised more than $3.2 billion for companies, including Ventritex, Inc., Target Therapeutics, Heart Technology, Cytyc Corporation, Cyberonics, Inc., and Kyphon Inc. From 1984 to 1987 he worked with Cardiac Pacemakers, Inc., a subsidiary of Eli Lilly and Company (NYSE: LLY), that became Guidant Corporation (NYSE: GDT). Mr. Kruger earned his Master of Science degree in Management from the MIT Sloan School of Management in Cambridge, Massachusetts. He also earned his Master of Science degree in Biomedical Engineering from the University of Michigan in Ann Arbor, and his Bachelor of Science Degree in Biomedical Engineering from Brown University in Providence, Rhode Island.

    J. Christopher Flaherty has been our Executive Vice President, Technology and Intellectual Property since September 2003. Mr. Flaherty founded Insulet Corporation in July 2000 and served as its President and Chief Operating Officer until January 2002. Mr. Flaherty also co-founded TransVascular, Inc. in March 1996 and served as its Executive Vice President until June 2003. Mr. Flaherty has also held positions at Pfizer (NYSE:PFE) and Strato Medical. Mr. Flaherty earned a B.S. in Aeronautical and Electrical Engineering from Massachusetts Institute of Technology in 1985.

Kimi E. Iguchi has been our Vice President, Finance since August 2004. From May 1998 to March 2004, Ms. Iguchi worked in a variety of roles at Millennium Pharmaceuticals(NASDAQ:MLNM). Ms. Iguchi served as head of the Biotherapeutics subsidiary and most recently as Senior Director, Financial Planning and Analysis. Ms. Iguchi was the Senior Manager of External Reporting at Biogen, Inc.(now Biogen IDEC (NASDAQ:BIIB) from October 1996 to May 1998. Prior to that, from September 1995 to October 1996, Ms. Iguchi was Director of Financial Reporting at Continental Cablevision. Ms. Iguchi is a Certified Public Accountant and was a public accountant at Coopers and Lybrand(now Price Waterhouse Coopers) from 1987 to 1995. Ms. Iguchi received a B.S. in Chemistry from Drew University in 1984 and a M.B.A. from Northeastern University in 1987.

     Jonathan T. Hartmann has been our Vice President of Sales and Marketing since April 4, 2006. From August 2000 to April 2006, Mr. Hartmann worked at Guidant Corporation (NYSE: GDT) in the Cardiac Rhythm Management Division as the Southern New England Regional Manager and as Director for Corporate Marketing and Strategic Ventures. From December 1997 to December 1998, he was Market Development Manager at Urologix, Inc. (NASDAQ:ULGX). Prior to that, from June 1994 to November 1997, Mr. Hartmann was Laparoscopic Surgical Instrument and Surgical Stapling representative at United States Surgical Corporation (NYSE:USS) Mr. Hartmann received his B.S. from St. Lawrence University in 1988 and his M.B.A. from Harvard Business School in 2000.

     Outside Board of Directors

     Mark P. Carthy has been a Director of our Company since August 2002. He is currently a General Partner at Oxford Bioscience Partners. Mr. Carthy joined Oxford Bioscience Partners in October 2000. From 1998 to 2000, he was an advisor to Kummell Investments Limited, a Morningside Group affiliate, on its venture capital portfolio. Prior to Kummell, he was employed as Chief Business Officer of Cubist Pharmaceuticals, Inc. (NASDAQ:CBST) and Senior Director of Business Development at Vertex Pharmaceuticals Inc. (NASDAQ:VRTX). He received his B.E. in Chemical Engineering from University College Dublin, Ireland in 1982, an M.S. in chemical engineering from University of Missouri in 1983 and an M.B.A. from Harvard Business School in 1987.

     George N. Hatsopoulos, Ph.D. has been a Director of our Company since August 2002 and is currently Chairman and Chief Executive Officer of Pharos, LLC. Dr. Hatsopoulos is the founder of Thermo Electron Corporation (NYSE:TMO) and served as Chairman and Chief Executive Officer from its founding in 1956 until his retirement in 1999. Dr. Hatsopoulos was trained at the National Technical University of Athens and Massachusetts Institute of Technology, where he received his Bachelors degree in 1949, his Masters degree in 1950, his Engineers degree in 1954, and his Doctorate degree in 1956. He was on the faculty of MIT from 1956 to 1962 and a Senior Lecturer until 1990.

     Nicholas G. Hatsopoulos, Ph.D. has been a Director of our Company since August 2002 and is currently an Assistant Professor at the University of Chicago. Dr. Hatsopoulos has been an Assistant Professor in Organismal Biology and Anatomy at the University of Chicago since January 2002. From January 1998 to December 2001, Dr. Hatsopoulos was an Assistant Professor of Research in the Department of Neuroscience at Brown University. Dr. Hatsopoulos has completed two postdoctoral research fellows, one in the Department of Neuroscience at Brown University and the other in the Computation Neuroscience Program at the California Institute of Technology. Dr. Hatsopoulos completed his B.A. in Physics from Williams College in 1984, his M.S. in Psychology in 1991 and his Ph.D. in Cognitive Science from Brown University in 1992.

     Theo Melas-Kyriazi has been a Director of our Company since November 2004 and is currently self-employed. Mr. Melas-Kyriazi was affiliated with Thermo Electron Corporation (NYSE:TMO) from 1986 to October 2004. He served as Chief Financial Officer of TMO from 1999 until October 2004 and, from 1994 to 1997, he served as Chief Executive Officer and President of Thermo Spectra Corporation, a publicly traded subsidiary of TMO. Mr. Melas-Kyriazi has also served as a member of the Board of Directors of Valeant Pharmaceuticals (NYSE:VRX) since 2003. Mr. Melas-Kyriazi received a B.A. in Economics from Harvard College in 1981 and a M.B.A. from Harvard Business School in 1983.

     Daniel E. Geffken has been a Director of our Company since January 2005 and is currently the Executive Vice President and Chief Financial Officer of Konarka Technologies, Inc. Mr. Geffken joined Konarka Technologies, Inc. in August of 2006. Prior to that, Mr. Geffken was Senior Vice President and Chief Financial Officer of Omnisonics Medical Technologies, Inc., from December 2003 until August 2006. Previously, Mr. Geffken was Senior Vice President of Finance and Chief Financial Officer at Transkaryotic Therapies, Inc. (NASDAQ:TKTX) from February 1997 to April 2003. Prior to Transkaryotic Therapies, Inc., Mr. Geffken held a variety of senior financial roles at CytoTherapeutics, Inc. (NASDAQ:CTII), Anderson Group (now Moscow CableCom Corp. (NASDAQ:MOCC)) and MedChem Products (now C. R. Bard Inc. (NYSE:BCR)). Mr. Geffken also spent several years at KPMG. Mr. Geffken received a B.S. in Economics from The Wharton School at the University of Pennsylvania in 1979 and a M.B.A. from Harvard Business School in 1987.

Family Relationships

     George N. Hatsopoulos is the father of Nicholas G. Hatsopoulos.

The Board of Directors and Committees

     The Board of Directors is responsible for the supervision of the overall affairs of the Company. The Board met five times in fiscal 2006. During 2006, each director attended at least 75% of all Board meetings and meetings of any committee on which he served.

     Audit Committee

     The Board of Directors has established an Audit Committee. The Audit Committee’s responsibilities include:

•	appointing, evaluating, and retaining the independent auditor;
•	reviewing and discussing with management and independent auditors our annual and quarterly financial statements and disclosures;
•	discussing our systems of internal control over financial reporting; and
•	meeting independently with the independent auditors and management.
     The Audit Committee currently consists of Theo Melas-Kyriazi and Daniel E. Geffken. Each of Messrs. Melas-Kyriazi and Geffken qualify as a “financial expert” under Item 401 of Regulation S-B of the Securities and Exchange Act of 1934, as amended, and are “independent,” under the listing standards of the American Stock Exchange. As the Company’s stock is traded on the OTC Bulletin Board, the Company has chosen to use the definition of “independent” under the listing standards of the American Stock Exchange. The Board of Directors has adopted a written charter for the Audit Committee. The Audit Committee met five times during fiscal 2006.

     Compensation Committee

     The Board of Directors has a Compensation Committee, which administers the Company’s compensation and benefit plans, in particular, the incentive compensation and equity-based plans, and approves salaries, bonuses, and other compensation arrangements and policies for the Company’s officers, including the chief executive officer. The Board of Directors has adopted a written charter for the Compensation Committee. The Compensation Committee currently consists of Mark P. Carthy and Theo Melas-Kyriazi. The Compensation Committee met five times during fiscal 2006.

  Nominating Committee

     The Board of Directors has a Nominating Committee, which (i) identifies individuals qualified to become Board members and recommends such individuals to the Board for nomination for election to the Board, (ii) makes recommendations to the Board concerning committee appointments, other than to the Nominating Committee, (iii) develops, recommends and annually reviews corporate governance guidelines for the Company and (iv) oversees corporate governance matters and coordinates an annual review of the Board’s performance. The Board of Directors has adopted a written charter for the Nominating Committee. The Nominating Committee currently consists of Mark P. Carthy, Nicholas G. Hatsopoulos, Ph.D. and Daniel E. Geffken. All members of the Nominating Committee are “independent,” under the listing standards of the American Stock Exchange. As the Company’s stock is traded on the OTC Bulletin Board, the Company has chosen to use the definition of “independent” under the listing standards of the American Stock Exchange. The Nominating Committee did not meet during fiscal 2006.

     Director Compensation

     Directors who are not our employees and who do not beneficially own greater than 2% of our outstanding common stock will receive the following compensation:

•	An annual retainer of $20,000, plus an additional retainer of $5,000 and $3,000, respectively, if serving as Chairman of the Board or Chairman of the Audit Committee.
•	New directors shall receive an initial stock option grant to purchase 20,000 shares of common stock at the then fair market value, which will vest over four years.
•	Existing directors shall receive an annual stock option grant to purchase 5,000 shares of common stock at the then fair market value, which will vest over four years.
     All directors are reimbursed reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors or any committee of the Board of Directors.

Director Compensation

Name	Year	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Daniel E. Geffken (2)	2006	20,000	19,193	39,193
	2005	20,000	—	20,000

Theo Melas-Kyriazi (3)	2006	23,000	18,089	41,089
	2005	23,000	—	23,000
	2004	3,833	—	3,833
___________
(1)
Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payments (SFAS 123R) using the modified prospective transition method. SFAS 123R requires all stock-based awards, including employee stock options, to be recognized in the income statement based on their fair values. The dollar amount represents the total compensation expense for stock option awards recognized in our financial statements in accordance with SFAS 123R. For information regarding our valuation of option awards, refer to “Stock-Based Compensation” in Note 2 to our annual financial statements and interim financial statements included elsewhere in this prospectus.

(2)	Daniel E. Geffken has been a director of our Company since November 2005. Mr. Geffken has outstanding options to purchase an aggregate of 30,000 shares of common stock as of December 31, 2006.

(3)	Theo Melas-Kyriazi has been a director of our Company since November 2004. Mr. Melas-Kyriazi has outstanding options to purchase an aggregate of 30,000 shares of common stock as of December 31, 2006.

Executive Compensation

     The following table sets forth information concerning the compensation earned by our Chief Executive Officer, Chief Financial Officer and the four most highly compensated executive officers who served during the year ended December 31, 2006, and whose total compensation during the year ended December 31, 2006 exceeded $100,000 (the “Named Executive Officers”).

Summary Compensation Table

		Salary	Bonus	Stock Awards	Option Awards	All Other Compensation	Total
Name and Position	Year	($)	($)(1)	($)	($) (2)	($)	($)
Timothy R. Surgenor	2006	259,044	—	—	129,169	6,174	394,387
President, Chief Executive	2005	250,995	50,000	—	—	6,060	307,055
Officer and Director	2004	246,292	125,000	—	—	5,761	377,053
John P. Donoghue, Ph.D.	2006	61,350	—	—	452,943	—	514,293
Chief Scientific Officer and	2005	188,694	—	—	—	—	188,694
Director (3)	2004	—	—	—	—	57,690	57,690
Mark A. Carney	2006	186,926	—	—	23,978	—	210,904
Executive Vice President, Director (4)
Kurt H. Kruger	2006	63,535	—	13,167	43,714	—	120,416
Chief Financial Officer (5)
J. Christopher Flaherty	2006	216,816	—	—	23,083	1,891	241,790
Executive Vice President,	2005	211,078	37,500	—	—	647	249,225
Technology and Intellectual	2004	203,734	50,000	—	—	1,115	254,849
Property
Jonathan T. Hartmann	2006	132,126	—	—	39,956	—	172,082
Vice President, Sales & Marketing (6)
___________
(1)
Includes bonus amounts accrued in year of service whether paid during year of service or thereafter. Bonus amounts for 2006 are not calculable at this time.  We expect that bonus amounts for 2006 will be finalized in March 2007. See below for further information concerning the 2004 bonuses.

(2)
Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payments (SFAS 123R) using the modified prospective transition method. SFAS 123R requires all stock-based awards, including employee stock options, to be recognized in the income statement based on their fair values. The dollar amount represents the total compensation expense for stock option awards recognized in our financial statements in accordance with SFAS 123R. For information regarding our valuation of option awards, refer to “Stock-Based Compensation” in Note 2 to our annual financial statements and interim financial statements included elsewhere in this prospectus.

(3)
John P. Donoghue, Ph.D. was hired on January 1, 2005. He was a consultant to Cyberkinetics from August 25, 2002 to December 31, 2004. The amount reflected under “All Other Compensation” reflects the compensation paid to Mr. Donoghue as a consultant to Cyberkinetics.

(4)	Mark A. Carney was hired on February 14, 2006.
(5)	Kurt H. Kruger was hired on September 18, 2006.
(6)	Jonathan T. Hartmann was hired on March 31, 2006.
2004 Bonus Awards

     The following Named Executive Officers earned the bonuses indicated below for the year ended December 31, 2004:

	Cash Bonus	Dollar Value of Stock Bonus*	Shares Issued*
Timothy R. Surgenor	$100,000	$25,000	11,111
J. Christopher Flaherty	$40,001	$9,999	4,444
____________
*	Number of shares issued is based upon a per share price of $2.25 on the date of grant.

    The Board awarded the 2005 and 2004 cash bonuses to Mr. Surgenor pursuant to, and consistent with, his existing employment agreement, dated November 3, 2004. Mr. Surgenor’s employment agreement reflects a target cash bonus of $100,000 and provides the Compensation Committee with the discretion to award up to the full target amount based on objective and mutually agreed upon criteria. For 2005, the criteria included, among other things, progress on the launch of the NeuroPort™ System, raising additional capital and continued execution of the clinical trial. For 2004, the criteria included, among other things, achievement of certain regulatory approvals, execution of a clinical trial, and becoming a reporting company under the federal securities laws.

The Board awarded the stock bonuses pursuant to Cyberkinetic’s Third Amended and Restated 2002 Equity Incentive Plan, as last amended by its stockholders on June 23, 2005. The shares issued pursuant to such stock bonus awards are not subject to a share repurchase option in favor of Cyberkinetics and are fully vested. These shares are subject to lock-up agreements whereby the holders agreed not to offer, sell or otherwise dispose of 50% of such shares through the earlier of (i) the close of trading on October 6, 2006, or (ii) the first day after October 6, 2005, when, for a period of 20 consecutive trading days, the average stock price for Cyberkinetics’ shares of common stock is greater than $8 per share and the average daily trading volume is over 50,000 shares (the “First Release”), and the remaining 50% of the shares until 180 days after the First Release.

Employment Agreements

     On November 3, 2004, our Board of Directors approved an Employment Agreement (the “Agreement”) with Timothy R. Surgenor, our President and Chief Executive Officer. During the term of Agreement, Mr. Surgenor will earn a base salary of no less than $244,400 per annum (or such higher amount as the Compensation Committee may establish), to be reviewed annually. He is also eligible to receive an annual cash bonus of up to $100,000, based on objectives mutually agreed upon by the Board of Directors, the Compensation Committee and Mr. Surgenor. The Agreement shall terminate upon the death or disability of Mr. Surgenor; provided, however, that we may terminate Mr. Surgenor’s employment immediately “for cause” with no further obligations. If we terminate Mr. Surgenor’s employment “without cause,” he will be entitled to 18 months of severance pay at rate of one hundred percent of his monthly salary and a bonus equal to the average of the annual cash bonus earned in each of the two fiscal years prior to his termination.

     On March 24, 2005, our Board of Directors approved an Employment Agreement with John P. Donoghue, Ph.D., our Chief Scientific Officer. In July 2002, we entered into a Consulting Agreement (the “Consulting Agreement”) with Dr. Donoghue. Under the terms of the Consulting Agreement, Dr. Donoghue received a consulting fee of $57,690 in 2004 and $126,344 in 2003. The Employment Agreement amended certain terms of the Consulting Agreement, which terms continue in full force and effect. Under the terms of the Employment Agreement, from January 1, 2005 through August 31, 2005 (the “Initial Period”), Dr. Donoghue was required to devote 50% of his working time to us. Such time commitment may be changed after the Initial Period upon mutual agreement of Dr. Donoghue and us; however, we will offer Dr. Donoghue the opportunity to work at least one day per week for us until April 30, 2008, absent unusual circumstances. During the Initial Period, Dr. Donoghue earned a base salary of $253,041 per annum on a full-time basis. After the Initial Period, Dr. Donoghue’s annual base salary is pro rated based on Dr. Donoghue’s time commitment to us. After April 30, 2008, Dr. Donoghue’s employment relationship with us will be on an at-will basis.

     On February 13, 2006, our Board of Directors approved an Employment Agreement with Mark Allen Carney, our Executive Vice President in connection with the Company’s acquisition of Andara™. The Agreement became effective on February 14, 2006. During the term of Agreement, Mr. Carney will earn a base salary of no less than $212,000 per annum (or such higher amount as the Compensation Committee of the Board may establish), to be reviewed annually. He is also eligible to receive an annual cash bonus of up to $100,000, based on objectives mutually agreed upon by the Board, the Compensation Committee and the President and CEO. Mr. Carney’s employment agreement shall terminate upon the death or disability of Mr. Carney; provided, however, that the Company may terminate Mr. Carney’s employment immediately “for cause” with no further obligations. If we terminate Mr. Carney’s employment “without cause,” he will be entitled to twelve (12) months of severance pay at rate of one hundred percent (100%) of his monthly salary and a bonus equal to the average of the annual cash bonus earned in each of the two (2) fiscal years prior to his termination. Mr. Carney was also granted a ten-year option (the “Option Award”) to purchase up to 100,000 shares of Common Stock on February 14, 2006 at a per share exercise price of $1.43. The Common Stock underlying the Option Award vests (i) 25% on the first anniversary of the date of grant; and (ii) an additional 6.25% each three months thereafter.

On September 18, 2006, our Board of Directors approved an Employment Agreement with Kurt H. Kruger, our Chief Financial Officer. During the term of Agreement, Mr. Kruger will earn a base salary of no less than $220,000 per annum (or such higher amount as the Compensation Committee of the Board may establish), to be reviewed annually. He is also eligible to receive an annual cash bonus of up to (i) $25,000 for the fiscal year ending December 31, 2006 and (ii) $75,000 per year thereafter, each based on objectives mutually agreed upon by the Board, the Compensation Committee and the President and CEO. The Agreement terminates upon the death or disability of Mr. Kruger; provided, however, that the Company may terminate Mr. Kruger’s employment immediately “for cause” with no further obligations. If we terminate Mr. Kruger’s employment “without cause,” he will be entitled to twelve (12) months of severance pay at rate of one hundred percent (100%) of his monthly salary and a bonus equal to the average of the annual cash bonus earned in each of the two (2) fiscal years prior to his termination. On September 18, 2006, Mr. Kruger was also granted (i) a ten-year option (the “Option Award”) to purchase up to 200,000 shares of the Company’s Common Stock; (ii) a ten-year option (the “Performance Award”) to purchase up to 100,000 shares of the Company’s Common Stock; and (iii) 100,000 restricted shares of the Company’s Common Stock. Each of the Option Award and the Performance Award are exercisable at a per share price of $1.58, the closing price per share of the Company’s Common Stock on September 18, 2006. The right to acquire Common Stock under the Option Award vests over four years as follows: (a) 25% on the first anniversary of the date of grant; and (b) an additional 6.25% each three months thereafter. The right to acquire Common Stock under the Performance Award vests on the ninth anniversary of the date of grant, subject to acceleration of vesting upon the Company’s achievement of certain performance milestones. The restricted Common Stock issued to Mr. Kruger vests equally over a period of four years; 25% of the grant on each of the first four anniversaries of the date of grant.

Outstanding Equity Awards at December 31, 2006

     The following table sets forth information regarding equity awards granted to the Named Executive Officers that were outstanding as of December 31, 2006.

	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($/Share)(1)	Option Expiration Date(2)	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($)(3)
Timothy R. Surgenor	843,750	56,250	(4)	0.01	1/23/2013	—	—
	43,750	56,250	(5)	2.10	3/14/2015	—	—
	46,875	203,125	(5)	1.40	3/7/2016	—	—
John P. Donoghue, Ph.D.	393,750	56,250	(6)	0.10	8/29/2013	—	—
	53,174	13,293	(7)	0.10	4/29/2014	—	—
	4,688	20,313	(5)	1.40	3/7/2016	—	—
Mark A. Carney	—	100,000	(4)	1.43	2/13/2016	—	—
Kurt H. Kruger	—	300,000	(8)	1.58	9/17/2016	100,000(9)	122,000
J. Christopher Flaherty	10,000	—	(10)	0.10	3/27/2013	—	—
	146,250	33,750	(4)	0.10	9/11/2013	—	—
	12,250	15,750	(5)	2.10	3/14/2015	—	—
	5,625	24,375	(5)	1.40	3/7/2016	—	—
Jonathan T. Hartmann	—	200,000	(4)	1.39	3/30/2016	—	—
____________
(1)	The exercise price per share of options granted represents the fair market value of the underlying shares of common stock on the date the options were granted.
(2)	Such stock options expire ten years from the date of grant.
(3)
The market value of the stock is determined by multiplying the number of shares by the closing sales price of our common stock on December 31, 2006, or $1.22, as reported on the Over-The-Counter Bulletin Board.

(4)	Options vest over four years at a rate of 25% on the first anniversary of the date of grant and 6.25% per quarter thereafter.
(5)	Options vest over four years at a rate of 6.25% per quarter.
(6)	These options were granted to Mr. Donoghue while he was a consultant to Cyberkinetics. The options vest over four years at a rate of 25% on the date of grant and 2.08% per month thereafter.

(7)	These options were granted to Mr. Donoghue while he was a consultant to Cyberkinetics. The options vest over 40 months at a rate of 2.50% per month.
(8)
Of the 300,000 options, 200,000 vest over four years at a rate of 25% on the first anniversary of the date of grant and 6.25% per quarter thereafter and the remaining options vest on the ninth anniversary of the date of grant, subject to acceleration of vesting upon the Company’s achievement of certain performance milestones.

(9)	This restricted stock award vests over four years at a rate of 25% per year beginning on the first anniversary of the date of grant. This award was granted on September 18, 2006.
(10)
J. Christopher Flaherty was hired on September 2, 2003. He was a consultant to Cyberkinetics from February 19, 2003 to September 1, 2003. These options were granted to Mr. Flaherty in connection with consulting services rendered to Cyberkinetics. These options vest on the first anniversary of the date of grant.

Option Plans

     2002 Equity Incentive Plan

     On August 12, 2002, Cyberkinetics’ Board of Directors and its stockholders adopted the 2002 Equity Incentive Plan (the “2002 Equity Plan”). The 2002 Equity Plan provides for the granting of incentive stock options, nonqualified option awards, stock grants and other restricted stock awards for officers, directors, employees, consultants and advisers. On April 30, 2004, Cyberkinetics’ Board of Directors and its stockholders amended the 2002 Equity Plan to increase the total number of shares available from 1,833,333 to 2,533,333. The 2002 Equity Plan, and all options outstanding thereunder, were assumed by us in connection with the Merger. On June 23, 2005, Cyberkinetics Board of Directors and its Stockholders amended the 2002 Equity Plan to increase the total number of shares available from 2,533,333 to 3,500,000. On June 7, 2006, Cyberkinetics Board of Directors and its Stockholders amended the 2002 Equity Plan to increase the total number of shares available from 3,500,000 to 4,400,000.

     Incentive stock options may not be granted at less than the fair market value of our common stock at the date of grant. The options can be exercisable at various dates, as determined by our Board of Directors, and will expire no more than ten years from the date of grant. Options granted under the 2002 Equity Plan are restricted as to transfer. For holders of more than 10% of our voting stock, incentive stock options may not be granted at less than 110% of the fair market value of our common stock at the date of grant, with an expiration date not to exceed five years. Options granted under the 2002 Equity Plan vest over periods as determined by the Board of Directors, which are generally a period of four years from the date of grant.

     2002 Founders’ Option Plan

     On August 12, 2002, Cyberkinetics’ Board of Directors and its stockholders adopted the 2002 Founders’ Option Plan (the “2002 Founders’ Plan”). The 2002 Founders’ Plan, and all options outstanding thereunder, were assumed by us in connection with the Merger. The 2002 Founders’ Plan provides for the granting of incentive stock options, nonqualified option awards, stock grants and other restricted stock awards to certain key employees and stockholders. On June 20, 2003, Cyberkinetics’ Board of Directors and its stockholders amended the 2002 Founders’ Plan to reduce the total number of shares available from 1,430,915 to 1,230,915.

     At December 31, 2006, an aggregate of 4,188,391 stock options were outstanding under the 2002 Equity Plan and the 2002 Founders' Plan at prices ranging from $0.01 to $4.89 per share. At such date, there were 958,955 stock options available for grant.

Defined Contribution Plan

The Company sponsors a defined contribution 401(k) benefit plan for all employees over the age of 21. Employees may elect to defer up to 75% of their annual compensation, up to the statutory limits. The Company matches the contributions of employees at 50% of the first 4% of their contributions.

Securities Authorized for Issuance Under Equity Compensation Plans

     The following table provides information as of December 31, 2006 regarding compensation plans (including individual compensation arrangements) under which equity securities of our Company are authorized for issuance. Information is included for both equity compensation plans approved by our stockholders and equity compensation plans not approved by our stockholders.

	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	4,236,821 (1)	$0.75	958,955
Equity compensation plans not approved by security holders	—	—	—
Total	4,236,821	$0.75	958,955
____________
(1)	Includes 3,123,976 stock options under the 2002 Equity Incentive Plan and 1,064,415 stock options under the 2002 Founders' Option Plan, and 48,430 warrants.

Beneficial Ownership

     The following table sets forth, as of December 31, 2006, the number and percentage of shares of Common Stock beneficially owned, directly or indirectly, by each of Cyberkinetics' directors, director-nominees, the Named Executive Officers, beneficial owners of more than 5% of the outstanding shares of common stock and by the directors and executive officers of Cyberkinetics as a group. Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended, and does not necessarily indicate ownership for any other purpose, and generally includes voting or investment power with respect to the shares and shares which such person has the right to acquire within 60 days of December 31, 2006. Except as subject to community property laws, where applicable, and except as indicated below, the person named below has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by him/her. Unless otherwise indicated, the persons listed below can be contacted at 100 Foxborough Blvd., Suite 240, Foxborough, MA 02035.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class**
Common Stock	Timothy R. Surgenor(1) President, Chief Executive Officer and Director	1,204,936	3.13%
Common Stock	John P. Donoghue, Ph.D.(2) Founder, Chief Scientific Officer and Director	771,712	2.04%
Common Stock	Mark A. Carney (3) Executive Vice President and Director	1,046,640	2.80%
Common Stock	Kurt H. Kruger Chief Financial Officer	150,000	*
Common Stock	J. Christopher Flaherty(4) Executive Vice President, Technology and Intellectual Property	178,569	*
Common Stock	Kimi Iguchi (5) Vice President, Finance	93,642	*
Common Stock	Jonathan Hartmann Vice President, Sales & Marketing	--	--
Common Stock	Mark P. Carthy(6) Director	12,312,496	31.42%
Common Stock	George N. Hatsopoulos, Ph.D.(7) Director	1,324,072	3.54%
Common Stock	Nicholas G. Hatsopoulos, Ph.D.(8) Founder and Director	483,280	1.29%
Common Stock	Theo Melas-Kyriazi(9) Director	14,375	*
Common Stock	Daniel E. Geffken(10) Director	13,125	*
Common Stock	All directors and executive officers as a group (12 persons)(11)	17,592,847	42.67%
	Five Percent Stockholders:
Common Stock	Oxford Bioscience Partners and affiliated entities(6)	12,312,496	31.42%
Common Stock	Medica Venture Partners and affiliated entities (12)	6,250,002	15.83%
Common Stock	Hunter World Markets, Inc. (13)	2,083,334	5.28%

*	Indicates less than 1.0%
**	Based on 37,409,214 shares outstanding as of December 31, 2006.
(1)
Includes options to purchase 990,625 shares of common stock exercisable within 60 days of December 31, 2006. Also includes 140,000 shares of common stock and 63,200 warrants to purchase common stock held by the Daniel S. Gregory 1987 Trust for the benefit of Charlotte Gregory Surgenor. Mr. Surgenor's children are the primary beneficiaries of the trust and Mr. Surgenor and his wife retain a pecuniary interest in the shares and warrants.

(2)	Includes options to purchase 468,997 shares of common stock exercisable within 60 days of December 31, 2006.
(3)	Includes options to purchase 25,000 shares of common stock exercisable within 60 days of December 31, 2006.
(4)	Includes options to purchase 174,125 shares of common stock exercisable within 60 days of December 31, 2006.

(5)	Includes options to purchase 89,375 shares of common stock exercisable within 60 days of December 31, 2006.

(6)
Jonathan J. Fleming, Jeffrey T. Barnes, Mark P. Carthy, Alan G. Walton and Michael E. Lytton exercise voting and investment control with respect to shares held by Oxford Bioscience Partners. These persons are the General Partners of OBP Management IV L.P., which is the General Partner of the funds referenced herein. The holdings of Oxford Bioscience Partners include 10,436,017 shares and warrants to purchase 1,754,172 shares held by Oxford Bioscience Partners IV, L.P. and 104,707 shares and warrants to purchase 17,600 shares held by MRNA Fund II, L.P. Mr. Carthy, a Director of Cyberkinetics since 2002, disclaims beneficial ownership of the shares held by funds affiliated with Oxford Bioscience Partners, except to the extent of his proportionate pecuniary interest therein. The listed beneficial owners may be contacted at 222 Berkeley St., Suite 1650, Boston, MA 02116.

(7)
Daphne Hatsopoulos exercises voting and investment control with respect to shares held. The holdings include 1,296,138 shares and warrants to purchase 27,934 shares held by GDH Partners L.P. Dr. Hatsopoulos, a Director of Cyberkinetics since 2002, is a limited partner of GDH Partners L.P. and a minority owner of GDH Management, LLC, which is a general partner of GDH Partners L.P. Dr. Hatsopoulos disclaims beneficial ownership of the shares held by GDH Partners L.P., except to the extent of his proportionate pecuniary interest therein. The listed beneficial owners may be contacted at 233 Tower Road, Lincoln, MA 01773.

(8)	Includes options to purchase 180,565 shares of common stock exercisable within 60 days of December 31, 2006. Such person may be contacted at 1027 East 57th St., Chicago, IL 60637.
(9)	Includes options to purchase 14,375 shares of common stock exercisable within 60 days of December 31, 2006.
(10)	Includes options to purchase 13,125 shares of common stock exercisable within 60 days of December 31, 2006.
(11)	Includes options to purchase 1,956,187 shares of common stock exercisable within 60 days of December 31, 2006 and warrants to purchase 1,862,906 shares.
(12)
Ehud Geller exercises voting and investment control with respect to securities held. The holdings of Medica Ventures Partners include 1,406,105 shares and 703,053 warrants to purchase shares held by Medica III Investments (International) L.P., 509,004 shares and 254,502 warrants to purchase shares held by Medica III Investments (Israel) L.P., 557,565 shares and warrants to purchase 278,783 shares held by Medica III Investments (S.F.) L.P., 300,081 shares and warrants to purchase 150,041 shares held by Medica III Investments (P.F.) L.P., 724,834 shares and warrants to purchase 362,417 shares held by Medica III Investments (Israel) (B) L.P. and 669,078 shares and warrants to purchase 334,539 shares held by Poalim Medica III Investments L.P. Dr. Geller may be contacted at Ackerstein Towers, 11 Hamanofim St., Bldg. B, 10 th fl., Herzlia, Israel 46120.

(13)
Todd Ficeto exercises voting and investment control with respect to shares held. The holdings include warrants to purchase 2,083,334 shares held by Hunter World Markets, Inc. Mr. Ficeto may be contacted at 9300 Wilshire Blvd., Penthouse Suite, Beverly Hills, CA 90212.

Indemnification of Directors and Executive Officers and Limitation of Liability

     As permitted by the Delaware General Corporation Law, our Certificate of Incorporation and Bylaws limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;
•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•	unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; or
•	any transaction from which the director derived an improper personal benefit.
     The limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of the liability of a director, then the liability of our directors will be eliminated or limited to the furthest extent permitted by Delaware law as so amended.

     Our Certificate of Incorporation allows us to indemnify our officers, directors and other agents to the full extent permitted by Delaware law. Our Bylaws permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether Delaware law would permit indemnification, and to provide indemnification in circumstances in which indemnification is otherwise discretionary under Delaware law. The Bylaws will specify circumstances in which indemnification for our directors and executive officers is mandatory and when we may be required to advance expenses before final disposition of any litigation.

     We will enter into indemnification agreements with each of our directors and officers that are, in some cases, broader than the specific indemnification provisions permitted by Delaware law, and that may provide additional procedural protection. The indemnification agreements require us, among other things, to:

•	indemnify officers and directors against certain liabilities that may arise because of their status as officers or directors;
•	advance expenses, as incurred, to officers and directors in connection with a legal proceeding, subject to limited exceptions; or
•	obtain directors’ and officers’ insurance.
     At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

     Insofar as indemnification by us for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

10. Acquisition of Andara Life Science, Inc.

Pursuant to an Agreement and Plan of Merger dated February 14, 2006 (the “Andara Merger Agreement”), among Cyberkinetics, Andara and Andara Acquisition Corp., a wholly-owned subsidiary of the Company, (“Acquisition”), on the filing of a Certificate of Merger in the State of Delaware and Articles of Merger in the State of Indiana, Acquisition merged with and into Andara and all of the issued and outstanding capital stock of Andara was exchanged for an aggregate of 3,029,801 shares of common stock, $0.001 par value per share (“Common Stock”) of the Company, of which 993,377 shares of Common Stock were issued pursuant to a restricted stock award and subject to forfeiture (“Restricted Stock”). The Restricted Stock is subject to forfeiture if certain specific milestones are not achieved by the surviving corporation within thirty-six (36) months of the Merger. Andara was the surviving corporation in the Merger and became a wholly-owned subsidiary of Cyberkinetics. As the restricted stock is considered contingent consideration, only the 2,036,424 shares of unrestricted common stock (3,029,801 issued less 993,377 restricted shares) has been included as part of the aggregate purchase price calculation. In accordance with to SFAS No. 141 Business Combinations (SFAS No. 141) and EITF Issue No 98-3 Determining whether a Non-monetary Transaction Involves Receipt of Productive Assets or of a Business , the Company determined that this transaction does not constitute a business combination and accordingly, has accounted for it as an asset purchase. The accounting for the transaction is similar to purchase accounting under SFAS No. 141, except that goodwill is not recorded.

10. Acquisition of Andara Life Science, Inc. (continued)

The total consideration of $3,102,000 consisted of $2,912,000 of unrestricted Cyberkinetics common stock and approximately $190,000 in transaction costs which primarily consisted of fees paid for legal and accounting services. The Company determined the value of the common stock issued to acquire Andara based on the fair market value of the common stock on the closing date of acquisition in accordance with EITF 99-12.  The amount of consideration paid by Cyberkinetics was determined through arms-length negotiation between Cyberkinetics and Andara. There was no material pre-existing relationship between Andara or its stockholders and Cyberkinetics or any of its affiliates, directors or officers, or any associate of a director or officer of Cyberkinetics.

The fair value of the tangible and intangible assets acquired and liabilities assumed were recorded as follows:

Property and Equipment	$2,012
Intangible assets
Non-competition agreements (estimated useful lives of 3 years)	213,632
Developed technology (estimated useful lives of 10 years)	1,709,054
Acquired in process research and development	1,602,239
Current Liabilities	(425,000)
Net assets acquired	$3,101,937

The fair market value of the intangible assets acquired was based on a valuation determined using an income approach for the developed technology and a discounted cash flow analysis for the non-competition agreements and In Process Research and Development (“IPR&D”). The discount rate used in determining the net present value of the cash flows was 36% and is consistent with the overall risks of developing the projects. In determining the value of the IPR&D, the Company considered the clinical development timeline and costs, market size and nature of the industry. The value of the acquired IPR&D reflects the relative value and contribution of the acquired research and development. The IPR&D was written off immediately upon the consummation of the transaction and is presented as a separate line on the Company’s Statement of Operations. The non-competition agreements and developed technology are being amortized over their estimated useful life of three and ten years, respectively.

The Company’s Statement of Operations includes the results of operations of Andara since the date of the acquisition. For the quarter ended September 30, 2006, and for the nine months ended September 30, 2006, respectively, the Company recorded $60,529 and $151,323 of amortization expense related to the non-competition agreements and developed technology of which the entire amount was included in research and development.

The following unaudited pro forma consolidated information gives effect to the acquisition of Andara as if the acquisition occurred on January 1, 2005.

	Three Months Ended		Nine Months Ended
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
Total revenue	$393,265	$188,575	$1,249,356	$776,165
Net loss	(2,922,679)	(2,730,688)	(8,084,765)	(7,884,069)
Net loss per share	$(0.10)	$(0.15)	$(0.29)	$(0.44)

The pro forma consolidated results do not purport to be indicative of results that would have occurred had the acquisition been in effect for the periods presented, nor do they purport to be indicative of the results that may be obtained in the future.